Exhibit 23.2


                  Consent of Independent Accountants

We consent to incorporation by reference in the registration statement (No. 333-55218) on From S-3 and the registration statement (No. 333-45560) on Form S-8 of First Ecom.com, Inc. of our report dated February 28, 2000 except for note 10 which is as of March 20, 2000, relating to the consolidated balance sheet of First Ecom.com, Inc. and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1999 and the period from September 16, 1998 to December 31, 1998, which report appears in the December 31, 2000, annual report on Form 10-K of First Ecom.com, Inc.

Yours faithfully

KPMG

Hong Kong
April 14, 2001